40-33

PACIFIC SELECT FUND

RECEIVED
SEC MAIL PROCESSING
FEB 02 2012
WASH, D.C.
189

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

February 1, 2012

RECEIVED
FEB 03 2012
OFFICE OF THE SECRETARY

BY COURIER OR OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Document Filed with Respect to Pacific Select Fund (File No. 811-5141

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Order (1) Granting Plaintiff's Motion For Partial Summary Judgment, and (2) Denying Defendants' Motion For Summary Judgment, in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-00198 (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

12000118

813900

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

Pacific Select Fund, Plaintiff, vs. The Bank of New York Mellon, et al., Defendants.	CASE NO. SACV 10-198-JST (ANx) **ORDER (1) GRANTING PLAINTIFF'S MOTION FOR PARTIAL SUMMARY JUDGMENT, AND (2) DENYING DEFENDANTS' MOTION FOR SUMMARY JUDGMENT**

Before the Court are (1) a Motion for Partial Summary Judgment filed by Plaintiff Pacific Select Fund ("PSF") ("PSF MSJ," Doc. 72), and (2) a Motion for Summary Judgment filed by Defendants The Bank of New York Mellon and BNY Mellon, N.A. (collectively, "BNY Mellon") ("BNY Mellon MSJ," Doc. 69). For the reasons set forth below, the Court GRANTS PSF's Motion for Partial Summary Judgment and DENIES BNY Mellon's Motion for Summary Judgment.

I. BACKGROUND

Pacific Life Insurance Company ("Pacific Life") offers a variety of investment products and services to individuals, businesses, and pension plans. (Corrected Statement of Genuine Issues and Additional Material Facts in Supp. of PSF's Opp'n to Defs.' MSJ ("PSF SGI") ¶ 14.) PSF is the "underlying investment vehicle for variable life insurance policies and variable annuity contracts offered by Pacific Life" and its subsidiaries, and consists of more than 30 different investment portfolios and $10 billion in assets. (*Id.* ¶¶ 19, 21.) Pacific Life Fund Advisors LLC ("Pacific Advisors") is a wholly owned subsidiary of Pacific Life that was created in 2007 to serve as investment advisor to PSF, and which supervises the management of all PSF portfolios, subject to the review of the PSF Board of Trustees. (*Id.* ¶ 24.)

On January 1, 2007, PSF entered into a Third Party Securities Lending Authorization Agreement with BNY Mellon (the "SLAA"), pursuant to which BNY Mellon agreed to serve as PSF's securities lending agent and to administer a securities lending program with respect to securities in PSF's portfolios. (*Id.* ¶¶ 42, 134.) Under the SLAA, BNY Mellon loaned securities owned by PSF to third-party borrowers in return for cash collateral that was invested in the Mellon GSL DBT II Trust (the "DBT II"), a series of the Mellon GSL Reinvestment Trust. (*Id.* ¶ 50.)

One class of holdings in the DBT II fund were structured investment vehicles ("SIVs"), which finance long-term assets by selling a series of short-term and medium-term notes ("MTNs"). (*Id.* ¶¶ 59, 62.) In 2007, BNY Mellon invested in MTNs issued by

Sigma Finance Inc. (the "Sigma MTNs") for the DBT II fund. (*Id.* ¶¶ 60, 122.) Thereafter, Sigma MTNs comprised less than 3% of the DBT II holdings. (*Id.* ¶ 52.)

BNY Mellon's management of the Sigma MTNs in the DBT II fund is the subject of this action. In 2007 and 2008, press and analyst reports raised concerns about SIVs in general, and Sigma in particular. (*Id.* ¶ 64.) Specifically, reports indicated that a lack of liquidity in the marketplace by late 2007 reduced Sigma's ability to sell new short-term and medium-term notes and caused Sigma to rely almost exclusively on less stable sources of funding, such as ratio trades, asset sales, and repurchase agreements, to repay its maturing debt. (*Id.* ¶¶ 64, 187.)

In December 2007, BNY Mellon established an "in-kind" redemption protocol for DBT II that required redemptions from the DBT II fund to be made with the underlying assets of DBT II in proportion to the participant's ownership of the fund, rather than paid in cash at the par value of the investment (the "in-kind redemption restriction"). (*Id.* ¶ 66.) Accordingly, on December 7, 2007, BNY Mellon advised PSF that PSF could exit the DBT II fund only by taking a vertical slice of its proportionate share of fund assets. (*Id.* ¶ 67.) After BNY Mellon instituted the in-kind redemption restriction, however, it entered into agreements allowing certain other DBT II investors to redeem their DBT II assets for cash. (*Id.* ¶ 66.)

Beginning in July 2008, PSF and BNY Mellon began negotiating an amendment to the SLAA pursuant to which BNY Mellon agreed to reimburse PSF up to $20 million for "Negative Earnings" by the DBT II fund (the "Negative Earnings Amendment"). (*Id.* ¶¶ 105, 110.) The Negative Earnings Amendment was approved by the PSF Board on October 16, 2008 and effective as of September 1, 2008. (*Id.* ¶¶ 105-08.)

On October 1, 2008, the mounting concerns regarding Sigma's liquidity were realized when Sigma defaulted and entered into an enforcement process. (*Id.* ¶ 103.) On that same date, BNY Mellon transferred the Sigma MTNs held by the DBT II fund into the Mellon GSL Reinvestment Trust II, a separate series of the Mellon GSL Reinvestment Trust, in exchange for shares of the Mellon GSL Reinvestment Trust II, valued at $0.15

per share. (*Id.*) Participants in DBT II received shares of the Mellon GSL Reinvestment Trust II in proportion to their relative ownership of the Sigma MTNs in the DBT II fund. (*Id.* ¶ 104.) As a result of the transfer, the DBT II fund realized a loss of $324,064,872. (Defs.' Statement of Genuine Issues in Opp'n to Pl.'s MSJ ("BNY Mellon SGI") ¶ 34.)

On June 9, 2009, PSF notified BNY Mellon that it intended to exit the securities lending program. (PSF SGI ¶ 117.) PSF took a vertical slice of its collateral reinvestments, including the Sigma MTNs held in the Mellon GSL Reinvestment Trust II. (*Id.* ¶ 118.) PSF later sold the Sigma MTNs, calculating its net loss at $77.4 million. (*Id.* ¶ 119.) PSF's overall participation in BNY Mellon's securities lending program, however, resulted in a net profit to PSF of almost $6 million. (*Id.* ¶ 120.)

On February 17, 2010, PSF filed a Complaint asserting ten claims against BNY Mellon related to PSF's losses incurred from PSF's sale of the Sigma MTNs, including: (1) fraudulent misrepresentation as to the in-kind redemption restriction; (2) negligent misrepresentation as to the in-kind redemption restriction; (3) breach of contract as to the duty of care set forth in the SLAA; (4) breach of contract as to the Negative Earnings Amendment; (5) breach of the covenant of good faith and fair dealing as to the Negative Earnings Amendment; (6) breach of fiduciary duty; (7) constructive fraud; (8) professional negligence; (9) negligent misrepresentation as to the riskiness of SIV investments and BNY Mellon's oversight; and (10) violation of California's Unfair Competition Law, California Business and Professions Code §§ 17200 et seq. (the "UCL"). (Compl., Doc. 1.)

On September 20, 2010, the Court granted BNY Mellon's motion to dismiss PSF's claims for fraudulent and negligent misrepresentation and constructive fraud. (Order Granting in Part and Denying in Part Defendants' Mot. to Dismiss ("MTD Order"), Doc. 35.) Accordingly, only PSF's third claim for breach of the duty of care set forth in the SLAA, fourth claim for breach of the Negative Earnings Amendment, fifth claim for breach of the covenant of good faith and fair dealing, sixth claim for breach of fiduciary duty, eighth claim for professional negligence, and tenth claim for violation of the UCL remain in this action. BNY Mellon now seeks summary judgment in its favor on each of PSF's remaining claims. PSF seeks summary judgment only as to its fourth claim for breach of the Negative Earnings Amendment.

II. LEGAL STANDARD

In deciding a motion for summary judgment, the Court must view the evidence in the light most favorable to the non-moving party and draw all justifiable inferences in that party's favor. *Anderson v. Liberty Lobby, Inc.*, 477 U.S. 242, 255 (1986). Summary judgment is proper "if the [moving party] shows that there is no genuine dispute as to any material fact and the [moving party] is entitled to judgment as a matter of law." Fed. R. Civ. P. 56. A factual issue is "genuine" when there is sufficient evidence such that a reasonable trier of fact could resolve the issue in the non-movant's favor, and an issue is "material" when its resolution might affect the outcome of the suit under the governing law. *Anderson*, 477 U.S. at 248.

The moving party bears the initial burden of demonstrating the absence of a genuine issue of fact. *Celotex Corp. v. Catrett*, 477 U.S. 317, 323 (1986). "When the party moving for summary judgment would bear the burden of proof at trial, it must come forward with evidence which would entitle it to a directed verdict if the evidence went uncontroverted at trial." *C.A.R. Transp. Brokerage Co. v. Darden Rests., Inc.*, 213 F.3d 474, 480 (9th Cir. 2000) (citation and quotation marks omitted). The burden then shifts to the non-moving party to "cit[e] to particular parts of materials in the record" supporting its assertion that a fact is "genuinely disputed." Fed. R. Civ. P. 56(c)(1); *see also In re Oracle Corp. Sec. Litig.*, 627 F.3d 376, 387 (9th Cir. 2010) ("non-moving party must come forth with evidence from which a jury could reasonably render a verdict in the non-moving party's favor").

III. DISCUSSION

The parties divide the claims at issue in their respective summary judgment motions into three categories: (1) claims related to BNY Mellon's alleged imprudent management of the Sigma MTNs, including Claim 3 for breach of the duty of care set forth in the SLAA, Claim 6 for breach of fiduciary duty based on imprudent management, Claim 8 for professional negligence, and Claim 10 for violation of the UCL (the "prudence claims"); (2) the remaining bases for breach of fiduciary encapsulated in Claim 6 (the "fiduciary duty claims"); and (3) PSF's claims related to BNY Mellon's alleged breach of the Negative Earnings Amendment, including Claims 4 and 5 (the "contract claims"). The Court will address each category in turn.

A. ***Prudence Claims***

Each of PSF's prudence claims is premised on BNY Mellon's alleged imprudent management of the Sigma MTNs in the DBT II fund. Each prudence claim requires PSF to establish, among other elements not at issue here, that BNY Mellon's management fell below the duty of care owed to PSF, and that BNY Mellon's breach of that duty was the proximate cause of PSF's losses. *See Jacobsen v. Katzer*, 609 F. Supp. 2d 925, 932-33 (N.D. Cal 2009) (claim for breach of contract under California law requires proof that defendant's breach was the proximate cause of plaintiff's loss); *Thomas v. Canyon*, 198 Cal. App. 4th 594, 604 (2011) ("The elements of a cause of action for professional negligence are failure to use the skill and care that a reasonably careful professional operating in the field would have used in similar circumstances, which failure proximately causes damage to plaintiff."); *id.* ("The elements of a cause of action for breach of fiduciary duty are the existence of a fiduciary relationship, its breach, and damage proximately caused by that breach."). BNY Mellon argues that it is entitled to summary judgment because: (1) PSF cannot establish a breach of the applicable duty of care, and (2) Lehman Brothers Holdings, Inc.'s ("Lehman's") September 15, 2008, bankruptcy filing, and the resulting market impact, was an intervening cause of Sigma's default that negates proximate cause. As set forth below, each argument fails.

First, BNY Mellon asserts that it is entitled to summary judgment because the record is devoid of evidence that its management of the Sigma MTNs fell below the standard of care set forth in the SLAA and required under the common law. (BNY Mellon MSJ at 13-17.) The standard of care owed by BNY Mellon to PSF is specifically defined by the SLAA:

> [BNY Mellon] shall perform its obligations under this Agreement with the care, skill, prudence, and diligence which, under the circumstances then prevailing, a professional securities lending agent acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aim.

(PSF SGI ¶ 47.) That standard is substantively identical to the standard applied to claims for professional negligence under California law, which looks to the "skill and care that a reasonably careful professional operating in the field would have used in similar circumstances . . . ." *Thomas*, 198 Cal. App. 4th at 604.

Factual disputes remain as to whether BNY Mellon breached its duty of care to PSF by imprudently managing the Sigma MTNs. PSF has introduced evidence from which a reasonable fact-finder could conclude that BNY Mellon knew, or should have known, that the Sigma MTNs were "an imprudent investment due to . . . numerous problems and red flags," *In re Fremont Gen. Corp. Litig.*, 564 F. Supp. 2d 1156, 1159 (C.D. Cal. 2008), and therefore breached its duty of care by continuing to hold Sigma MTNs in DBT II throughout 2007 and 2008.

Specifically, PSF introduced evidence that, starting in late 2007, Sigma relied on less stable sources of funding to repay its maturing debt because traditional methods of funding were increasingly unavailable in the market. (PSF SGI ¶¶ 187-88, 196.)[1]

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[1] BNY Mellon objects to the Court's consideration of PSF's expert reports, which are cited as one of multiple sources in support of certain facts set forth in this Order. Because the Court (footnote continued)

Beginning in September 2007, BNY Mellon executives were warned of the risks associated with continuing to hold Sigma MTNs, and, by late 2007 and early 2008, were concerned that Sigma could default. (*See, e.g.*, *id.* ¶¶ 245, 247, 249, 254, 260-65, 281, 283-84, 333.) Ultimately, BNY Mellon concluded that it should reduce its clients' exposure to Sigma, and did reduce that exposure through ratio trades for certain securities lending clients. (*See, e.g.*, *id.* ¶¶ 265-67, 275, 279-81, 285, 288-89, 296-97, 335-38, 344-45.) At least one of those clients held Sigma notes maturing on the same timetable as those held in the DBT II fund. (*Id.* ¶¶ 295-97.) And, on at least one occasion, BNY Mellon executed a trade reducing a client's exposure to Sigma by requesting a waiver of applicable fund investment guidelines that would otherwise have prohibited the trade. (*Id.* ¶ 295.) BNY Mellon never asked PSF or other investors in the DBT II fund to waive any investment policies or notice requirements in order to permit BNY Mellon to complete additional ratio trades with Sigma to similarly reduce the exposure of the DBT II fund. (*Id.* ¶ 351.)

Between April and June 2008, BNY Mellon executed ratio trades eliminating $675 million of Sigma exposure from its securities lending client's accounts. (*Id.* ¶ 339.) Only $21.1 million of that amount applied to DBT II, despite the fact that the DBT II fund held over $529.5 million in Sigma MTNs. (*Id.* ¶ 340.) At least some of the assets received by other clients through such trades were acceptable assets for the DBT II fund. (*Id.* ¶ 346.)

Summary judgment is not appropriate where the movant fails to demonstrate the absence of a genuine issue of material fact and entitlement to judgment as a matter of law. *Celotex*, 477 U.S. at 322-23. Here, the above-enumerated evidence set forth by PSF could lead a reasonable trier of fact to conclude that BNY Mellon's decision to continue to hold Sigma MTNs in the DBT II fund was contrary to the prudence with which a professional securities lending agent would have acted under the circumstances prevailing in 2007 and

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need not, and does not, rely on PSF's expert reports to resolve the parties' summary judgment motions, it will not rule on BNY Mellon's objections to the expert reports.

2008. While BNY Mellon disputes that conclusion by directing the Court to evidence showing that every option available to BNY Mellon regarding Sigma MTNs during the relevant time period risked losses (PSF SGI ¶ 125; BNY Mellon Reply at 12-13, Doc. 117), and that BNY Mellon's ability to conduct ratio trades with Sigma was limited by investment guideline restrictions pertaining to the DBT II fund (BNY Mellon Reply at 16-19), the resolution of conflicting evidence and competing factual inferences is not appropriate at the summary judgment stage. BNY Mellon may be correct that "the inherent unpredictability of financial markets entitle a fiduciary's investments judgments to substantial latitude" (*Id.* at 10, quoting *DiFelice v. Fiduciary Counselors, Inc.*, 398 F. Supp. 2d 453, 467 (E.D. Va. 2005)), but the weighing of whether BNY Mellon's management of the Sigma MTNs in the DBT II fund fell within or without the range of acceptable "latitude" is for the fact-finder at trial, not for the Court on summary judgment. Accordingly, the Court concludes that there is a genuine issue of material fact as to whether BNY Mellon violated a duty owed to PSF by failing to manage the Sigma investments in accordance with the applicable standard of care.

BNY Mellon's second argument as to why it is entitled to summary judgment on PSF's prudence claims fails for the same reasons. BNY Mellon asserts that, even if a factual issue remains as to its prudence in managing the Sigma MTNS, summary judgment is appropriate because PSF "cannot prove that BNY Mellon's alleged imprudence was the proximate . . . cause of [PSF's] losses" because the Lehman bankruptcy was a "superseding cause" that negated any potential liability on behalf of BNY Mellon. (BNY Mellon MSJ at 18-20.)

Under California law, "[t]he defense of 'superseding cause' . . . absolves a [defendant], even though [its] conduct was a substantial contributing factor, when an independent event intervenes in the chain of causation, producing harm of a kind and degree so far beyond the risk the [defendant] should have foreseen that the law deems it unfair to hold [it] responsible." *Perez v. VAS S.p.A.*, 188 Cal. App. 4th 658, 680 (2010) (citation omitted). "An independent intervening act is a superseding cause . . . only if the intervening act is highly unusual or extraordinary and hence not reasonably foreseeable. Reasonable foreseeability in this context is a question for the trier of fact." *Lombardo v. Huysentruyt*, 91 Cal. App. 4th 656, 666 (2001) (internal citations and quotation marks omitted).

BNY Mellon argues that the Lehman bankruptcy and consequent market collapse were not reasonably foreseeable and that these events caused Sigma to fail in a manner and to a degree far greater than any risk pertaining to the Sigma MTNs. (BNY Mellon MSJ at 18-20.) However, as with BNY Mellon's adherence to the applicable standard of care, the evidence produced by PSF establishes a genuine issue of material fact that precludes summary judgment. Any causal link between Sigma's failure and the Lehman bankruptcy is refuted by evidence that Sigma was headed toward default prior to any additional market disruption from the Lehman bankruptcy. It is also refuted by evidence that BNY Mellon was concerned about, and prepared for, a Sigma default several months before Lehman filed for bankruptcy in September 2008. Further, PSF introduced evidence that BNY Mellon was aware of risks specific to Lehman prior to the bankruptcy filing and took steps to reduce its Lehman exposure. (PSF SGI ¶¶ 413, 416-17.) From these facts, a trier of fact could conclude that the failure of Sigma and the Lehman bankruptcy were reasonably foreseeable to BNY Mellon, and/or that the Lehman bankruptcy did not cause Sigma to fail in a manner or degree greater than it otherwise would have based upon its own pre-existing liquidity problems.

As set forth above, genuine issues of material fact as to BNY Mellon's management of the Sigma MTNs in the DBT II fund preclude summary judgment on PSF's prudence claims. Accordingly, the Court DENIES BNY Mellon's Motion for Summary Judgment as to those claims.

B. *Fiduciary Duty Claim*

BNY Mellon also seeks summary judgment in its favor on PSF's claim for breach of fiduciary duty arising from BNY Mellon's handling of the in-kind redemption restriction on the grounds that its conduct was not the proximate cause of PSF's losses.

(BNY Mellon MSJ at 20-21.) Specifically, BNY Mellon asserts that, because PSF's fiduciary duty claim as to the in-kind redemption restriction is premised on the allegation that BNY Mellon falsely represented to PSF that no client would be permitted to exit the DBT II fund for a cash redemption, it is foreclosed by the Court's MTD Order.

This argument misunderstands both the nature of PSF's fiduciary duty claim and the effect of the Court's MTD Order. Contrary to BNY Mellon's characterization, PSF's fiduciary duty claim does not assert that PSF's losses were caused by BNY Mellon's misrepresentations regarding the in-kind redemption restriction. Rather, it asserts that PSF's losses resulted from BNY Mellon's breach of the duty of impartiality by permitting certain clients to exit the DBT II fund for cash redemptions without extending a similar offer to PSF, among other breaches including that of the duty of care.[2] (PSF Opp'n at 25, Doc. 95.) The Court did not consider these issues in its MTD Order, and, therefore, its MTD Order is not dispositive here.

As set forth above, in order to prevail on a claim for breach of fiduciary duty under California law, PSF must establish "the existence of a fiduciary relationship, its breach, and damage proximately caused by that breach." *Thomas*, 198 Cal. App. 4th at 604. Causation in the breach of fiduciary duty context "requires proof that the defendant's conduct was a substantial factor in bringing about the harm to the plaintiff." *Serv. Emps. Int'l Union, Local 250 v. Colcord*, 160 Cal. App. 4th 362, 375 (2008) (internal quotation marks omitted). "Evidence of causation must rise to the level of a reasonable probability[;] . . . . [a] possible cause only becomes 'probable' when, in the absence of other reasonable causal explanations, it becomes more likely than not that the injury was a result of [defendant's] action." *Id.* However, "where there is causation in fact . . . a [defendant's] breach of duty need not be the sole cause of the [plaintiff's] loss." *Lysick v. Walcom*, 258 Cal. App. 2d 136, 153 n.7 (1968) (citation omitted). Causation "is normally

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[2] The parties do not dispute the nature and scope of fiduciary duties owed by BNY Mellon to PSF. Accordingly, the Court does not analyze them here.

a fact issue for the jury except in those cases where reasonable men cannot differ." *Id.* at 153 (citation omitted).

Here, PSF has introduced sufficient evidence to permit a reasonable trier of fact to conclude (1) that BNY Mellon breached its duty of impartiality by permitting certain DBT II investors to receive cash redemptions despite the in-kind redemption restriction, and (2) that BNY Mellon's breach was a "substantial factor in bringing about" PSF's losses.

The parties do not dispute that, as of December 7, 2007, BNY Mellon imposed an in-kind redemption restriction on the DBT II fund, advised PSF that it could only exit the DBT II fund by taking a vertical slice of its proportionate share of assets in DBT II, and permitted other DBT II investors to receive cash redemptions. (PSF SGI ¶¶ 66-67.) PSF also introduced evidence that BNY Mellon represented to PSF that the DBT II fund's in-kind redemption restriction applied to all fund participants only two days before entering into a contractual arrangement with another DBT II investor that allowed that investor to redeem the complete value of its DBT II holdings in cash over a six-month period. (*Id.* ¶¶ 438-39, 441.) As a result of that cash redemption, the investor suffered no loss from Sigma's default. (*Id.* ¶ 442.) PSF, on the other hand, assumed an increased proportionate share of the DBT II fund and the Sigma MTNs due to the cash redemptions of other clients, which increased its ultimate Sigma losses. (*Id.* ¶¶ 446-47.)

BNY Mellon may dispute certain of the above facts, including that PSF's Sigma losses increased because other clients exited the DBT II fund, but those issues are for the jury, not the Court. Accordingly, BNY Mellon's Motion for Summary Judgment as to PSF's fiduciary duty claim is DENIED.

C. *Contract Claims*

Both PSF and BNY Mellon seek summary judgment on PSF's fourth claim for breach of the Negative Earnings Amendment. BNY Mellon also seeks summary judgment on PSF's fifth claim for breach of the covenant of good faith and fair dealing. Resolution of the parties' rights and obligations under the Negative Earnings Amendment is a two-part inquiry. First, the Court must determine whether the transfer of the Sigma MTNs into the Mellon GSL Reinvestment Trust II triggered the Negative Earnings Amendment. If it answers that question in the affirmative, the Court must then determine the amount of BNY Mellon's payment obligation under the Negative Earnings Amendment, if any. After summarizing the governing rules of contract interpretation and setting forth the disputed text of the Negative Earnings Amendment, the Court will address issue each in turn.

i. *Legal Standard and Contested Language*

Interpretation of the Negative Earnings Amendment is governed by California law. (BNY Mellon SGI ¶ 43.) Under California law, the goal of contract interpretation is to "give effect to the mutual intention of the parties as it existed at the time the contract was executed." *Wolf v. Walt Disney Pictures & Television*, 162 Cal. App. 4th 1107, 1126 (2008) (quoting Cal. Civ. Code § 1636). "When a contract is reduced to writing, the intention of the parties is to be ascertained from the writing alone, if possible . . . ." Cal. Civ. Code § 1639 (West 2011). Therefore, "the objective intent of the contracting parties [is ordinarily] a legal question determined solely by reference to the contract's terms." *Wolf*, 162 Cal. App. 4th at 1126. Where, as here, a court construes the terms of a written, integrated agreement (BNY Mellon SGI ¶ 44), "extrinsic evidence is not admissible to add to, detract from, or vary the terms of [the] written [agreement] . . . ." *Pac. Gas & Elec. Co. v. G.W. Thomas Drayage & Rigging Co.*, 69 Cal. 2d 33, 39 (1968); *Wolf*, 162 Cal. App. 4th at 1126.

A court does, however, consider extrinsic evidence when the parties dispute the meaning of the words used in their agreement in order to determine, "in the light of all of the circumstances, [if the contract] is fairly susceptible to either one of the two interpretations contended for." *Pac. Gas*, 69 Cal. 2d at 40. That is, "[e]ven if a contract appears unambiguous on its face, a latent ambiguity may be exposed by extrinsic evidence which reveals more than one possible meaning to which the language of the contract is . . . reasonably susceptible." *Dore v. Arnold Worldwide, Inc.*, 39 Cal. 4th 384, 391 (2006) (citation omitted).

Therefore, "[w]hen the meaning of the words used in a contract is disputed, the trial court engages in a three-step process." *Wolf*, 162 Cal. App. 4th at 1126. First, the court "provisionally receives any proffered extrinsic evidence . . . relevant to prove a meaning to which the language of the [contract] is reasonably susceptible." *Id.*; *see also City of Santa Clara v. Watkins*, 984 F.2d 1008, 1012 (9th Cir. 1993) ("the trial judge must receive relevant extrinsic evidence that can prove a meaning to which the language of the contract is 'reasonably susceptible'"). If the extrinsic evidence does not suggest a meaning to which the plain terms of the contract are reasonably susceptible, the extrinsic evidence is not admitted, the court interprets the contract as a matter of law, and summary judgment is appropriate. *City of Santa Clara*, 984 F.2d at 1012; *see also United States v. King Features Entm't, Inc.*, 843 F.2d 394, 398 (9th Cir. 1988) ("Summary judgment is appropriate when the contract terms are clear and unambiguous, even if the parties disagree as to their meaning.").

However, "[i]f, in light of the extrinsic evidence, the language is reasonably susceptible to the interpretation urged, the extrinsic evidence is then admitted to aid the court in its role in interpreting the contract." *Wolf*, 162 Cal. App. 4th at 1126 (citation omitted). "When there is no material conflict in the extrinsic evidence, the trial court [still] interprets the contract as a matter of law," "even when conflicting inferences may be drawn from the undisputed extrinsic evidence or that extrinsic evidence renders the contract susceptible to more than one reasonable interpretation." *Id.* at 1126-27 (internal citations omitted). Summary judgment is also appropriate under these circumstances. "If, however, there is a conflict in the extrinsic evidence, the factual conflict is to be resolved by the jury," and summary judgment must be denied. *Id.* at 1127 (collecting cases) (citation omitted).

Here, the Court is called upon to interpret the Negative Earnings Amendment to the SLAA, which provides:

> In event that the aggregate Earnings (as defined below) from the investment and reinvestment of cash Collateral in the [DBT II fund] . . . after taking into

> account the impact that the sale of securities in the [DBT II fund] may have on Earnings, in respect of all loans on behalf of a particular Portfolio for a particular monthly accounting period are less than the amount necessary to pay the entire rebate or other amount payable to a Borrower under such loans of securities in respect of which such cash Collateral is held and, therefore, result in Negative Earnings for such monthly accounting period, [BNY Mellon] shall directly assume any actual out-of-pocket costs to be incurred in order to satisfy such Portfolio's obligation to pay all Borrower rebates (i.e., in the amount equal to the difference between such Earnings and the rebates payable, "Negative Earnings") in an amount with respect to all Portfolios of up to, but not to exceed, $20,000,000.00 in the aggregate. Any Negative Earnings which result from a decrease in the value of the [DBT II fund] are included within [BNY Mellon's] obligations under this paragraph (a)(i). Subject to such aggregate limit of $20,000,000.00, [BNY Mellon] shall pay directly to the applicable Borrower, on a monthly basis, any actual amounts required in order to satisfy the obligation to pay all rebates to such Borrower in respect of loans made on behalf of any Portfolio sustaining Negative Earnings at no additional charge or cost to the Effected Portfolio. "Earnings" means, with respect to each Portfolio, such Portfolio's share of all income and earnings from the investment and reinvestment of cash by the [DBT II fund] . . . in which such Portfolio's cash Collateral is invested.

(Yonis Decl., Ex G at 119-20 § 10(a)(i), Doc. 76.)

ii. *Negative Earnings*

In order to determine the parties' rights and obligations under the Negative Earnings Amendment, the Court must first determine when Negative Earnings occur, thereby triggering BNY Mellon's financial obligation to PSF. As to that question, the plain language of the Negative Earnings Amendment is clear and unambiguous.

As set forth above, the Negative Earnings Amendment provides that "Negative Earnings" result when "aggregate Earnings . . . in respect of all loans on behalf of a particular Portfolio for a particular monthly accounting period are less than the amount necessary to pay the entire rebate or other amount payable to Borrower," and defines Negative Earnings as "the amount equal to the difference between [aggregate] Earnings and the rebates payable . . . ." (Yonis Decl., Ex G at 119 § 10(a)(i).)

Thus, calculating "aggregate Earnings" is the first step in determining Negative Earnings. "Earnings" are broadly defined by the Negative Earnings Amendment as "[each] Portfolio's share of all income and earnings from the investment and reinvestment of cash by the [DBT II fund] . . . ." (*Id.* at 120 § 10(a)(i).) The Amendment then mandates that Earnings are subject to two adjustments to arrive at aggregate Earnings. The first adjustment requires the parties to "tak[e] into account the impact that the sale of securities in the [DBT II] may have on Earnings . . . ." (*Id.* at 119 § 10(a)(i).) The second requires that "[a]ny Negative Earnings which result from a decrease in the value of the [DBT II fund] are included within [BNY Mellon's] obligations under this paragraph (a)(i)." (*Id.*) Taken together, these provisions make clear that aggregate Earnings are equal to Earnings adjusted for the sale of securities and any decrease in the value of the DBT II fund.

BNY Mellon disputes the inclusion of a "decrease in the value of the [DBT II fund]" in the Negative Earnings calculation. It contends that the provision regarding a decrease in value, "merely clarifies that *if* the definition of Negative Earnings is satisfied, then BNY Mellon's obligation to pay Borrower rebates is present, even if the Negative Earnings are caused by a 'decrease in value.'" (BNY Mellon Opp'n at 17, Doc. 99.) The plain language of the Negative Earnings Amendment is not susceptible to BNY Mellon's interpretation. Rather, the plain language of the Negative Earnings Amendment suggests an opposite construction by referring first to the narrow limitation of a "sale of securities in the [DBT II fund]" and then to the broader condition of a "decrease in the value of the [DBT II fund]." If the parties intended to limit adjustments to aggregate Earnings to only those losses resulting from the sale of securities, they would have explicitly qualified the phrase "decrease in the value of the [DBT II fund]" by reference to the sale of securities, or a synonymous limiting phrase. By instead using the broader, unqualified reference to a "decrease in the value of [the fund]," the parties manifested their intent not to limit Negative Earnings to those resulting from a "sale of securities."

Moreover, by construing the decline in value provision as a mere summary of the sale of securities provision, BNY Mellon would render the former superfluous. Such an approach runs contrary to the mandate that "[c]ourts must interpret contractual language in a manner which gives force and effect to every provision, and not in a way which renders some clauses nugatory, inoperative or meaningless," *City of Atascadero v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 68 Cal. App. 4th 445, 473 (1998), and is rejected by this Court.

The second step in determining whether Negative Earnings result in a particular month is to subtract borrower rebates from aggregate Earnings. Negative Earnings occur, giving rise to a payment obligation on behalf of BNY Mellon, if "aggregate Earnings . . . are less than the amount necessary to pay the entire rebate . . . ." (Yonis Decl., Ex G at 119 § 10(a)(i).) Therefore, as set forth above, the plain language of the Negative Earnings Amendment required BNY Mellon to provide reimbursement to PSF in any month in which Earnings, offset by the sale of securities and any decline in the value of the DBT II fund, were less than Borrower rebates.

With the triggering condition for the Negative Earnings Amendment established, the Court turns to whether the transfer of Sigma MTNs constituted a sale or decrease in the value of the DBT II fund that resulted in aggregate Earnings that were less than Borrower rebates.

The parties do not dispute that the October 2008 transfer of the Sigma MTNs from the DBT II fund to the Mellon GSL Reinvestment Trust II resulted in a $324,064,872 decrease in the value of the DBT II fund. (BNY Mellon SGI ¶ 34; *see generally* BNY Mellon Opp'n.) They also do not dispute the remaining amounts necessary to complete the Negative Earnings calculation and determine whether PSF experienced Negative

Earnings in October 2008. The parties agree that, as of the date of the Sigma transfer, PSF owned approximately 21.14% of the assets in DBT II (BNY Mellon SGI ¶ 36), resulting in a proportionate share of the realized loss totaling $68,512,978.67 for October 2008.[3] PSF recognized total Earnings in October 2008 of $8,334,659.92, and was required to pay borrower rebates for October 2008 in the amount of $3,205,817.72. (*Id.* ¶¶ 51, 60.)

Based upon these undisputed amounts, PSF's aggregate Earnings for October 2008 were -$60,178,318.75 (i.e., $8,334,659.92 - $68,512,978.67). Because those aggregate Earnings were less than the total amount required to pay Borrower rebates, PSF experienced Negative Earnings for October 2008, which triggered BNY Mellon's payment obligation under the Negative Earnings Amendment.

iii. *<u>Scope of BNY Mellon's Obligation</u>*

The Court next determines the total amount of BNY Mellon's payment obligation for October 2008. The Negative Earnings Amendment provides that when Negative Earnings occur:

> [BNY Mellon] shall directly assume any actual out-of-pocket costs to be incurred in order to satisfy such Portfolio's obligation to pay all Borrower rebates (i.e., in the amount equal to the difference between [aggregate] Earnings and the rebates payable, "Negative Earnings") in an amount with respect to all Portfolios of up to, but not to exceed, $20,000,000 in the aggregate.

(Yonis Decl., Ex G at 119 § 10(a)(i).) The parties agree that the above-quoted language expressly caps BNY Mellon's payment obligation at a total of $20 million. (BNY Mellon SGI ¶ 31.) They disagree, however, as to whether the language further limits BNY Mellon's obligation to the amount of any outstanding Borrower rebates—i.e.,

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[3] At oral argument, counsel for PSF and BNY Mellon conceded that the plain language of the Negative Earnings Amendment does not require the amortization of losses for the purpose of calculating Negative Earnings.

$3,205,817.72—or requires BNY Mellon to pay the total amount of PSF's Negative Earnings—i.e., -$63,384,136.47 ([-$60,178,318.75] – [$3,205,817.72]), capped by the $20 million limit.[4]

Relying on the portion of the provision requiring BNY Mellon to "assume any actual out-of-pocket costs . . . to satisfy such Portfolio's obligation to pay all Borrower rebates," BNY Mellon argues that its Negative Earnings obligation for "any given month [is] – at a maximum – limited to the rebate that [PSF] owes to its securities borrowers for that month." (BNY Mellon Opp'n at 23.) PSF, on the other hand, argues that the parenthetical definition of Negative Earnings after the statement regarding "out-of-pocket costs" reflects an intent to define "out-of-pocket costs" as equivalent to the "difference between [aggregate] Earnings and rebates payable." (PSF Reply at 21-24, Doc. 111.) The Court concludes that the provision is susceptible to both of the competing interpretations advanced by the parties.

Accordingly, the Court turns to extrinsic evidence to interpret the terms of the agreement. Cal. Code Civ. Proc. § 1856 (West 2007). The undisputed evidence submitted by both parties uniformly supports PSF's position. Specifically, a series of draft presentations to PSF's Board of Trustees jointly prepared by representatives from Pacific Life and BNY Mellon make clear that BNY Mellon agreed that its payment obligation in the event of Negative Earnings would be equal the total difference between PSF's aggregate Earnings and rebates payable up to an aggregate limit of $20 million. (*See* Riggenberg Decl., Exs. 85, 114.)[5] BNY Mellon has pointed to no evidence contradicting

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[4] The total amount of Negative Earnings is based upon PSF's total Sigma loss for all of its Portfolios in the DBT II fund. The Court adopts this calculation methodology, rather than an itemized portfolio-by-portfolio analysis, because it is consistent with the uncontroverted evidence submitted by the parties regarding how Negative Earnings would be calculated under the Negative Earnings Amendment. (*See* Riggenberg Decl., Ex. 85 at PSF00002083, Doc. 99-1.)

[5] BNY Mellon contends that its representatives did not approve the final version of the presentation submitted as Exhibit F to the Declaration of Lance Doherty in Support of PSF's MSJ. Accordingly, the Court does not consider that version of the presentation.

the calculation methodology set forth in the draft presentations, and the Court has found none.

Where, as here, there is no material conflict in the extrinsic evidence, the Court interprets the contract as a matter of law, and summary judgment is appropriate *Wolf*, 162 Cal. App. 4th at 1126-27 (internal citations omitted). Therefore, based upon the language of the Negative Earnings Amendment, and particularly the parenthetical definition of Negative Earnings, along with the undisputed evidence regarding the parties' agreement as to how BNY Mellon's financial obligations would be calculated, the Court concludes that BNY Mellon was required to reimburse PSF for the total amount of PSF's Negative Earnings in a given month, subject to the aggregate limit set forth in the Amendment. Applying this construction, it is undisputed that PSF incurred Negative Earnings in the amount of $63,384,136.47 for October 2008, $20 million of which BNY Mellon was obligated to reimburse under the Negative Earnings Amendment.

Accordingly, PSF's Motion for Partial Summary Judgment is GRANTED. BNY Mellon's Motion for Summary Judgment is DENIED as to PSF's contract claims.

IV. CONCLUSION

For the foregoing reasons, Defendants' Motion for Summary Judgment is DENIED, and Plaintiff's Motion for Partial Summary Judgment is GRANTED.

DATED: January 30, 2012

<u>JOSEPHINE STATON TUCKER</u>
UNITED STATES DISTRICT JUDGE